# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: APPIAN CORP, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7950 JONES BRANCH DRIVE, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 01/20/2026
Filed by CIK 0002040262
Persons authorized to receive notices and communications: Carly Pollock, Fivespan Partners, LP, 1170 Gorgas Avenue, San Francisco, California (CA), 94129, (415) 318-7900; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Fivespan Partners, LP (CIK 0002040262): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,630,907; sole dispositive power 0; shared dispositive power 2,630,907; aggregate amount beneficially owned 2,630,907 (6.2% of the class)
- Dylan Haggart: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,630,907; sole dispositive power 0; shared dispositive power 2,630,907; aggregate amount beneficially owned 2,630,907 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: APPIAN CORP
Address of issuer's principal executive offices: 7950 JONES BRANCH DRIVE, MCLEAN, Virginia (VA), 22102
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Appian Corporation, a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by (a) Fivespan Partners, LP ("Fivespan"), which serves indirectly as the investment manager to Fivespan Partners Fund, Ltd., a Cayman Islands exempted company (the "Fivespan Fund"), with respect to the shares of Common Stock held by the Fivespan Fund; and (b) Dylan Haggart ("Mr. Haggart," collectively, the "Reporting Persons"), the Co-Founder, Managing Partner and Chief Investment Officer of Fivespan, and the Managing Member of Fivespan Partners GP, LLC, a Delaware limited liability company that serves as the general partner of Fivespan ("Fivespan GP").
Residence or business address: The address of the business office of each of the Reporting Persons and Fivespan GP is 1170 Gorgas Avenue, San Francisco, CA 94129.
Present principal occupation or employment: The principal business of each of the Reporting Persons and Fivespan GP is investment management.
Criminal convictions in the last five years: None of the Reporting Persons or Fivespan GP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Fivespan GP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Fivespan is a Delaware limited partnership. Mr. Haggart is a Canadian citizen. Fivespan GP is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used a total of approximately $80.8 million (excluding brokerage commissions) to acquire the shares of Common Stock reported herein. The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of the Fivespan Fund.

The Fivespan Fund may effect purchases of the Common Stock through margin accounts maintained for the Fivespan Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had, and anticipate having, further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered or will cover a range of issues, including those relating to the business of the Issuer, management, board composition (which include whether it makes sense for a Fivespan employee to be on the Issuer's board of directors), investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some of or all of their securities of interests held by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. All percentages set forth herein are based upon a total of 42,735,083 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Stock of the Issuer effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Fivespan Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

## Signatures
- Fivespan Partners, LP: /s/ Carly Pollock, Carly Pollock, Chief Operating Officer, Chief Financial Officer and Chief Compliance Officer (01/27/2026)
- Dylan Haggart: /s/ Dylan Haggart, Dylan Haggart, Individually (01/27/2026)